UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITIONAL PERIOD FROM TO

COMMISSION FILE NUMBER 001-14437

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RMI EMPLOYEE SAVINGS

AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RTI INTERNATIONAL METALS, INC.

Westpointe Corporate Center One, 5th Floor

1550 Coraopolis Heights Road

Pittsburgh, PA 15108-2973

RMI EMPLOYEE SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010 and for the Year Ended December 31, 2011

TABLE OF CONTENTS

Required Information/Index to Exhibits	1

Signatures	2

Consent of Independent Registered Public Accounting Firm	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule:

Form 5500 Schedule H, Line 4i Schedule of Assets (Held at End of Year)	15

REQUIRED INFORMATION

The financial statements of the RMI Employee Savings and Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.

Index to Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 99.1	Report of Independent Registered Public Accounting Firm and the RMI Employee Savings and Investment Plan Financial Statements as of December 31, 2011 and 2010 and for the year ended December 31, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RMI EMPLOYEE SAVINGS AND INVESTMENT PLAN

By: RTI International Metals, Inc., its administrator

Dated: June 28, 2012	By:	/s/ William T. Hull
William T. Hull,
Senior Vice President and Chief Financial Officer

2